13D

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        ----------------------
                             SCHEDULE 13D
                            (Rule 13d-101

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                            RULE 13d-2(a)


                             TAMBORIL CIGAR COMPANY
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                                (Name of Issuer)

              Common Stock, par value $.0001 per share
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                    (Title of Class of Securities)

                              875079105
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                            (CUSIP Number)

                            Sally A. Fonner
                   1407 North Fort Harrison, Suite H
                       Clearwater, Florida 33755
                            (727) 469-8691
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            (Name, Address and Telephone Number of Person
          Authorized to Receive Notices and Communications)

                           January 23, 2003
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                 (Date of Event Which Requires Filing
                          of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box ( )

                    (Continued on following pages)

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CUSIP No. 875079105                                      13D
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1         NAME OF REPORTING PERSON                             SALLY A. FONNER
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                        N/A
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) (x)
                                                                        (b) ( )
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3         SEC USE ONLY
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4         SOURCE OF FUNDS*                                                   PF

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    ( )
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6         CITIZENSHIP OR PLACE OF ORGANIZATION                           U.S.A.
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NUMBER OF SHARES     7        SOLE VOTING POWER                               0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:         8        SHARED VOTING POWER                    41,627,000

                     9        SOLE DISPOSITIVE POWER                 20,813,500

                    10        SHARED DISPOSITIVE POWER                        0
---------------------- -------- ------------------------------------------------

11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   41,627,000
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   ( )
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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              82.3%
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14        TYPE OF REPORTING PERSON*                                         IN
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                          * SEE INSTRUCTIONS

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CUSIP No. 875079105                                      13D
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1         NAME OF REPORTING PERSON                             JOHN L. PETERSEN
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                         N/A
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) (x)
                                                                        (b) ( )
--------- ----------------------------------------------------------------------

3         SEC USE ONLY
--------- ----------------------------------------------------------------------

4         SOURCE OF FUNDS*                                                   PF
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(D) OR 2(E)                                    ( )
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6         CITIZENSHIP OR PLACE OF ORGANIZATION                            U.S.A.
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NUMBER OF SHARES       7        SOLE VOTING POWER                             0
BENEFICIALLY OWNED
BY EACH REPORTING
PERSON WITH:           8        SHARED VOTING POWER                  41,627,000

                       9        SOLE DISPOSITIVE POWER               20,813,500

                      10        SHARED DISPOSITIVE POWER                      0
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11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                                   41,627,000
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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                  ( )
--------------------------------------------------------------------------------

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              82.3%
--------------------------------------------------------------------------------

14        TYPE OF REPORTING PERSON*                                          IN
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                               * SEE INSTRUCTIONS

1. SECURITY AND ISSUER.

This statement on Schedule 13D ("Statement") relates to the $.0001 par value common stock (the "Common Stock"), of Tamboril Cigar Company, a Delaware corporation (the "Issuer"). This Statement also includes information relating to the Issuer's $.0001 par value Series B 8% Convertible Preferred Stock, stated value $50 per share ("Preferred Stock") and the Issuer's 8% Convertible Debentures ("Debentures").

Alan L. Goldberg, the last remaining member of the Issuer's board of directors, resigned from his positions as the sole officer and director of the Issuer effective December 31, 2002. At the date of this Statement, the Issuer has no officers or directors who are authorized to manage the Issuer's affairs or act on its behalf. Copies of this Statement have been sent by Certified Mail, return receipt requested, to the following persons:

o The Issuer, at the principal executive office specified in the Issuer's Current Report on Form 8-K dated August 17, 1999;

o Alan L. Goldberg, the last known officer and director of the Issuer, at the office address specified in the Issuer's Current Report on Form 8-K dated August 17, 1999; and

o National Corporate Research, Ltd., the Issuer's registered agent in the State of Delaware.

The Issuer failed to pay its' Delaware Franchise Taxes for the year ended December 31, 2000 and its' Certificate of Incorporation was revoked by order of the Secretary of State of the State of Delaware on March 1, 2002.

2.       IDENTITY AND BACKGROUND.

(a) Pursuant to Rule 13d-1(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), this schedule 13D Statement is hereby filed jointly by Sally A. Fonner ("Fonner") and John L. Petersen ("Petersen") (collectively the "Reporting Persons"). Both of the Reporting Persons are individuals.

         Exhibit 99.1 to this Statement is a written agreement between the Reporting Persons that authorizes the filing of this Statement on behalf of each of them.

(b) Sally, A. Fonner resides at 1268 Bayshore Boulevard, Dunedin, Florida 34698.

         John L. Petersen resides at Chateau de Barbereche, Switzerland 1783 Barbereche.

(c) Sally, A. Fonner's principal business activities involve the restructuring of inactive public companies and the negotiation of reverse takeover transactions where a private company effects a business combination with a public shell in order to become a publicly held company. Ms. Fonner conducts her affairs individually and through Stirling Corporate Services, LLC ("Stirling"). The principal business office of Stirling is located at 1407 North Fort Harrison, Suite H, Clearwater, Florida 33755.

         John L. Petersen is an attorney who works primarily in corporate and securities law. Mr. Petersen conducts his affairs individually and through the law firm of Petersen & Fefer. The principal business office of Petersen & Fefer is located at Chateau de Barbereche, Switzerland 1783 Barbereche.

(d) Sally A. Fonner has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

         John L. Petersen has not, during the last five years, been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors.

(e) Sally A. Fonner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that entered a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or found any violation with respect to such laws.

         John L. Petersen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that entered a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or found any violation with respect to such laws.

(f) Sally A. Fonner is a U.S. citizen.

         John L. Petersen is a U.S. citizen.

3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The purchase price for the securities described in Section 5 of this Statement was $100, which was paid in cash from the Reporting Persons' personal funds.

4. PURPOSE OF TRANSACTION.

The Reporting Persons have acquired the securities described in Section 5 of this Statement for the purpose of assuming control of the Issuer.

On February 3, 2003, the eleventh day after the filing of this Statement, the Reporting Persons intend to act by written consent for the purpose of electing Sally A. Fonner and John L. Petersen to serve as members of the Issuer's board of directors until the next annual meeting of stockholders. Upon their election as directors, the Reporting Persons intend to promptly:

o        Cause the Issuer to pay its delinquent Delaware Franchise Taxes;

o Cause the Issuer to file a Certificate of Revival and Restoration of its' Certificate of Incorporation in accordance with Section 312 of the General Corporation Law of the State of Delaware,

o Cause the Issuer to file a Current Report on Form 8-K disclosing a change in control; and

o Cause the Issuer to complete the conversion of the Preferred Stock and Debentures specified in Section 5 of this Statement.

The Reporting Persons will be the only members of the Issuer's board of directors until the next annual meeting of stockholders. After their appointment as members of the Issuer's board of directors, the Reporting Persons will attempt to restructure the Issuer as a "public shell" that will endeavor to implement a business combination with a suitable privately held company that has both business history and operating assets and wants to be publicly held.

The Issuer's board of directors will not be able to develop a detailed restructuring plan until the Issuer has:

o Prepared audited financial statements for the periods required by applicable SEC rules;

o Filed its' delinquent Exchange Act reports for the periods required by SEC rules; and

o Distributed a Proxy Statement or Information Statement to its' stockholders that complies with the requirements of Regulation 14 and contains detailed information on the restructuring plan, the Issuer's future plan of operations and the risks associated with the Issuer's future business activities.

While a definitive restructuring plan does not yet exist, the Reporting Persons believe the plan is likely to include the following key structural elements:

o A reverse split of approximately 1 for 3,000 that will reduce the ownership of the majority of the Issuer's stockholders to a single share;

o A forward split of 100 for 1 that will ensure that each stockholder of record owns a round trading lot of at least 100 shares; and

o A voluntary surrender of shares by the Reporting Persons that will reduce their combined voting and ownership interest to approximately 70% of the Issuer's outstanding shares.

5. INTEREST IN SECURITIES OF THE ISSUER.

Background Information

As reported by the Issuer in its' Quarterly Report on Form 10-QSB for the period ended September 30, 1998, the authorized capital of the Issuer included 20,000,000 shares of $.0001 par value common stock and 5,000,000 shares of $.0001 par value preferred stock. The Form 10-QSB further disclosed that on September 30, 1998, the issued and outstanding capital stock and convertible debt of the Issuer consisted of:

o        13,356,632 shares of Common Sock;

o        33,227 shares of Series B 8% Convertible Preferred Stock; and

o        $200,000, original principal amount, of 8% Convertible Debentures.

On April 11, 2000, the Issuer and two of its subsidiaries filed voluntary petitions under Chapter 11 of the Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of Florida (Case Nos. 00-13040-BKC-AJC through 00-13042-BKC-AJC [Jointly Administered]). The Issuer filed an Amended Plan of Reorganization Under Chapter 11 of the Bankruptcy Code (the "Amended Plan") and the associated Disclosure Statement with the Bankruptcy Court on August 9, 2000. Each class of interests that was entitled to vote subsequently approved the Amended Plan. On December 7, 2000, the Bankruptcy Court entered an order (the "Confirmation Order") confirming the Amended Plan and authorizing the Issuer to proceed with the implementation thereof.

As reported by the Issuer in its' Current Report on Form 8-K dated December 22, 2000, the Amended Plan and Confirmation Order provided for the filing of an Amended and Restated Certificate of Incorporation that:

o Increased the Issuer's authorized capital to 400,000,000 shares of $.0001 par value common stock and 100,000,000 shares of $.0001 par value preferred stock;

o        Granted voting rights to the holders of the Preferred Stock; and

o        Prohibited the issuance of non-voting equity securities in the future

The Amended Plan and Confirmation Order also provided that:

o The holders of Preferred Stock would be entitled to convert their Preferred Stock into Common Stock in accordance with the terms of the Certificate of Designation of the Series B Preferred Stock; and

o The holders of Debentures would be entitled to convert their Debentures into Common Stock in accordance with the terms of the Debentures.

Description of Transaction

(a) On January 23, 2003, Ashley Bolt & Co. Limited (the "Selling Stockholder") agreed to sell the Reporting Persons all of its right title and interest in:

o        4,400,000 shares of the Issuer's $.0001 par value Common Stock;

o        33,227 shares of the Issuer's Series B Convertible Preferred Stock;

o        $200,000 of the Issuer's 8% Convertible Debentures; and

o All shares of Common Stock issued or issuable upon conversion of the Preferred Stock and Debentures.

         The Selling Stockholder also gave the Reporting Persons an irrevocable proxy to vote 2,980,042 shares of the Issuer's Common Stock that were retained by the Selling Stockholder. The foregoing proxy is irrevocable until the earlier of (i) the issuance of certificates for the shares of Common Stock issuable upon conversion of the Preferred Stock and Debentures, or (ii) six months from the date of the purchase agreement.

         Promptly after the revival and restoration of the Issuer's Certificate of Incorporation, the Reporting Persons intend to properly document and complete the conversion of 33,227 shares of the Issuer's Preferred Stock and $200,000 of the Issuer's Debentures in accordance with the Amended Plan and the Confirmation Order.

         While the original constituent instruments provided that the conversion value of the Debentures and the Preferred Stock would include the principal amount of the Debentures, the stated value of the Preferred Stock and all accrued interest and dividends, the Reporting Persons intend to waive the accrued interest and dividends, and use the original principal amount of the Debentures and the original stated value of the Preferred Stock for all conversion calculations. Therefore, the conversion value of the Debentures will be fixed at $200,000 and the conversion value of the Preferred Stock will be fixed at $1,661,350.

         Similarly, while the original constituent instruments would have fixed the conversion price of the Issuer's Common Stock at 77.5% of the average closing "bid" price for the five trading days ended February 14, 2001, the Reporting Persons intend to use 100% of the average closing "asked" price as the basis for the conversion calculations. As a result, the conversion price of the Common Stock will be fixed at $.05 per share, instead of the $.003565 per share conversion price that would have resulted from the use of "bid" prices.

         After giving effect to all of the foregoing, 4,000,000 shares of the Issuer's Common Stock will be issuable to the Reporting Persons upon conversion of the Debentures and 33,227,000 shares of the Issuer's Common Stock will be issuable to the Reporting Persons upon conversion of the Preferred Stock.

(b) Sally A. Fonner has sole investment power with respect to the following securities:

o        2,200,000 shares of the Issuer's Common Stock;

o 16,613.5 shares of the Issuer's Preferred Stock that are convertible into 16,613,500 shares of the Issuer's Common Stock; and

o $100,000 principal amount of the Issuer's Debentures that are convertible into 2,000,000 shares of the Issuer's Common Stock.

         John L. Petersen has sole investment power with respect to the following securities:

o        2,200,000 shares of the Issuer's Common Stock;

o 16,613.5 shares of the Issuer's Preferred Stock that are convertible into 16,613,500 shares of the Issuer's Common Stock; and

o $100,000 principal amount of the Issuer's Debentures that are convertible into 2,000,000 shares of the Issuer's Common Stock.

         The Reporting Persons acted as a group in connection with their acquisitions of the foregoing securities and each Reporting Person may be deemed to hold shared voting power with respect to the securities owned by the other.

         Until the conversion of the Preferred Stock and Debentures has been properly documented and certificates for the underlying shares of Common Stock have been issued, the Reporting Persons will have shared voting power with respect to the following securities:

o 2,980,042 shares of the Issuer's Common Stock that were retained by the Selling Stockholder;

         According to Continental Stock Transfer & Trust Company, the transfer agent for the Issuer's Common Stock, 13,356,652 shares of Common Stock were issued and outstanding on the date of the purchase agreement. After accounting for the voting rights of the holders of Preferred Stock, the total number of voting shares outstanding on the date of this Statement was 13,338,988 shares.

         The Reporting Persons collectively own 4,400,000 shares of Common Stock and 33,227 shares of Preferred Stock. They also hold a proxy to vote 2,980,042 shares of Common Stock that were retained by the Selling Stockholders. Accordingly, the aggregate voting power held by the Reporting Persons on the date of this Statement is 7,413,269 shares, or 55.4% of the total voting power held by all stockholders.

         Each of the Reporting Persons will have sole investment power over 20,813,500 shares of Common Stock after conversion of the Preferred Stock and Debentures. The documented voting power that will be held by the Reporting Persons as a group upon the conversion of the Preferred Stock and Debentures will represent 82.3% of the total voting power held by all of the Issuer's stockholders.

(c) Not applicable

(d) Not applicable

(e) Not applicable

6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the negotiation of their stock purchase, the Reporting Persons agreed to certain contractual restrictions on their future powers, including:

o A requirement that the post-restructuring equity interest of the Selling Stockholder be not less than 8.9% and not more than 9.9% of the Issuer's then outstanding common stock

o A prohibition against the issuance of additional equity securities except in connection with the closing of a business combination transaction; and

o A requirement that if the Issuer's available resources are not sufficient to pay the restructuring costs and close a business combination, the Reporting Persons will be obligated to advance any additional funds that may be necessary to pay the costs and expenses of liquidating and dissolving the Issuer in accordance with Delaware law.

Exhibit 99.2 to this Statement is a purchase and sale agreement dated January 23, 2003 between Ashley Bolt & Co. Limited, Sally A. Fonner and John L. Petersen.

7. MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Exhibit

99.1     Joint Filing Agreement, dated January 23, 2003.

99.2 Purchase and Sale Agreement dated January 23, 2003 between Ashley Bolt & Co. Limited, Sally A. Fonner and John L. Petersen.

                                   SIGNATURES

         After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date: January 23, 2003

/s/ Sally A. Fonner
Sally A. Fonner

/s/ John L. Petersen
John L. Petersen